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Davis Polk & Wardwell LLP	212 450 4000 tel
450 Lexington Avenue	212 701 5800 fax
New York, NY 10017

September 17, 2024

VIA EDGAR

Ms. Karen Rossotto

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Six Circles Trust
Post-Effective Amendment No. 54 to Registration Statement on Form N-1A filed on June 12, 2024
(File Nos. 333-225588, 811-23325) (the “Registration Statement”)

Dear Ms. Rossotto:

On behalf of Six Circles Trust (the “Registrant”), we are submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement. The Staff’s comments were conveyed to the Registrant telephonically on July 29, 2024. Below are the Staff’s comments and the Registrant’s responses thereto. Where revisions to the Registration Statement are referenced in the Registrant’s responses, such revisions will be included in Post-Effective Amendment No. 54 (the “Amendments”), which will be filed by the Registrant pursuant to Rule 485(b).

1.

Please consider revising the Item 4 disclosure to (i) move forward the discussion of how the Adviser makes allocation decisions among strategies and Sub-Advisers, and (ii) truncate the discussion of assets the Fund may invest in to address only those it will invest in principally.

Response: The Registration Statement has been revised accordingly.

2.	Please provide a completed fee table prior to effectiveness.

Response: Please see completed fee table below:

ANNUAL FUND OPERATING EXPENSES
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fees[1,2]	1.25%
Distribution (Rule 12b-1) Fees	NONE
Other Expenses[3]	0.20%

Total Annual Fund Operating Expenses	1.45%

ANNUAL FUND OPERATING EXPENSES
(Expenses that you pay each year as a percentage of the value of your investment)
Fee Waivers and Expense Reimbursements[1,2]	(0.76%)

Total Annual Fund Operating Expenses After Fee Waivers and Expense
Reimbursement[1,2]	0.69%

1

The Fund’s adviser, J.P. Morgan Private Investments Inc. (“JPMPI”) and/or its affiliates have contractually agreed through at least April 30, 2026 to waive any management fees that exceed the aggregate management fees the adviser is contractually required to pay the Fund’s sub-advisers. Thereafter, this waiver will continue for subsequent one year terms unless terminated in accordance with its terms. JPMPI may terminate the waiver, under its terms, effective upon the end of the then-current term, by providing at least ninety (90) days prior written notice to the Six Circles Trust. The waiver may not otherwise be terminated by JPMPI without the consent of the Board of Trustees of the Six Circles Trust, which consent will not be unreasonably withheld. Such waivers are not subject to reimbursement by the Fund.

2

Additionally, the Fund’s adviser has contractually agreed through at least April 30, 2026 to reimburse expenses to the extent Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses, if any, dividend and interest expenses related to short sales, brokerage fees, interest on borrowings, taxes, expenses related to litigation and potential litigation, and extraordinary expenses) exceed 1.45% of the average daily net assets of the Fund (the “Expense Cap”). An expense reimbursement by the Fund’s adviser is subject to repayment by the Fund only to the extent it can be made within thirty-six months following the date of such reimbursement by the adviser. Repayment must be limited to amounts that would not cause the Fund’s operating expenses (taking into account any reimbursements by the adviser and repayments by the Fund) to exceed the Expense Cap in effect at the time of the reimbursement by the adviser or at the time of repayment by the Fund. This expense reimbursement is in effect through April 30, 2026, at which time the adviser and/or its affiliates will determine whether to renew or revise it.

3 “Other Expenses” are based on estimated amounts for the current fiscal year.

3.	Please confirm that the fee waiver disclosed in the footnotes to the fee table will be effective for at least one year following effectiveness.

Response: The Registrant confirms that the fee waiver disclosed in the footnotes to the fee table will be effective for at least one year following effectiveness.

4.	On page 1, you discuss “lower volatility.” Please clarify the time period over which the Fund is designed to have such lower volatility.

Response: The Registration Statement has been revised accordingly as set forth below:

“The Fund is designed to achieve long-term capital appreciation by allocating its assets across multiple sub-advised strategies that are intended to allow the Fund to maintain an investment portfolio with, on average, lower volatility over a market cycle than the broader equity markets.

5.	On page 2, please describe in plain English what is meant by “non-deliverable forwards.”

Response: The Registration Statement has been revised accordingly as set forth below:

“non-deliverable forwards (“NDFs”) (which are transactions that represent agreements between a fund and a counterparty (usually a commercial bank) to buy or sell a specified amount of a particular currency at an agreed-upon foreign exchange rate on an agreed-upon future date, where there is no physical delivery of the currency on the settlement of the transaction)….”

6.	On page 2, please spell out the acronyms “ABS” and “MBS”.

Response: The Registration Statement has been revised to spell out the acronyms “ABS” and “MBS” the first time they appear.

7.	On page 3, please describe in plain English what is meant by “short positions.”

Response: The Registration Statement has been revised accordingly as set forth below:

“The Fund may take long and/or short positions (which represent sales by the Fund of securities that it does not own with the hope of purchasing the same securities at a later date at a lower price)….”

8.	On page 3, please describe in plain English what is meant by “notional value.”

Response: The Registration Statement has been revised accordingly as set forth below:

“The Fund expects that, under normal market conditions, the notional value (which is the face or nominal amount of a derivatives transaction)….”

9.	On page 4, please describe in plain English what is meant by “short sales.”

Response: The Registration Statement has been revised accordingly as set forth below:

“The Fund may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales (which are sales by the Fund of securities that it does not own with the hope of purchasing the same securities at a later date at a lower price)….”

10.	Please confirm that the costs associated with short sales are included in the line item “Other Expenses” in the fee table on page 1.

Response: The Registrant confirms that if there are any costs associated with short sales, the costs will be included in the line item “Other Expenses” in the fee table on page 1.

11.	If Acquired Fund Fees and Expenses are greater than 1 basis point, please include a line item for such expenses in the fee table on page 1.

Response: The Registrant confirms that Acquired Fund Fees and Expenses are not expected to be greater than 1 basis point, and as such, there is no additional line item in the fee table. To the extent Acquired Fund Fees and Expenses are exceed 1 basis point, the Registrant will include an additional line item for such expenses.

12.	Regarding the subsidiaries:

(a)	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with each subsidiary.

Response: The Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with each subsidiary. Please see the disclosure in “Investment Policies” section of SAI Part I, which states that:

“The Multi-Strategy Subsidiaries will be managed pursuant to the existing compliance policies and procedures that have been adopted by the Fund. As a result, in managing each Multi-Strategy Subsidiary’s portfolio, JPMPI, AHL and DBi are subject to the same investment policies and restrictions that apply to the management of the Fund, and in particular, to the requirements relating to portfolio leverage, liquidity, brokerage and the timing and method of valuation of each Multi-Strategy Subsidiary’s portfolio investments and shares of the Multi-Strategy Subsidiary. The Multi-Strategy Fund and each Multi-

Strategy Subsidiary will test for compliance with investment restrictions on a consolidated basis.”

(b)

Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with each subsidiary so that the Fund treats the subsidiary’s debt as its own for purposes of Section 18.

Response: The Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18. Please refer to the Registration Statement disclosures set forth in our response to comment 12(a) above.

(c)

Disclose that the Adviser, as the investment adviser to each subsidiary, complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between a subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. For purposes of complying with Section 15(c), the reviews of the Fund’s and a subsidiary’s investment advisory agreements may be combined.

Response: The Registrant confirms that each investment adviser to the subsidiaries will comply with the provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund (although we do not believe that the subsidiaries are registered investment companies). The Registrant notes that, for purposes of this response, the Board of Trustees of the Fund, rather than the board of directors of the subsidiaries, will be responsible for taking any actions or fulfilling any obligations under Section 15 of the Investment Company with respect to each subsidiary’s investment management agreements. Please see the disclosure in “The Fund’s Management and Administration – The Fund’s Investment Adviser and Sub-Advisers” section of the Registration Statement, which states that:

“JPMPI and the Subsidiary Sub-Advisers will comply with the provisions of Section 15 of the 1940 Act with respect to each such Subsidiary’s investment advisory contracts.”

(d)	Disclose that the subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary, if any.

Response: Each Subsidiary, together with the Fund, will comply with the Investment Company Act’s provisions relating to affiliated transactions and custody of its assets (Section 17). Brown Brothers Harriman & Co. will serve as the custodian of the assets of the Subsidiary. Please see “The Fund’s Management and Administration – The Fund’s Custodian” section of the Registration Statement, which states that:

“The Custodian will also serve as custodian of the assets of the Subsidiary.”

(e)

Disclose each subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a subsidiary should reflect aggregate operations of the Fund and the subsidiary.

Response: The Registrant confirms that the principal investment strategies and principal risks disclosed in the Registration Statement with respect to the Fund include the principal investment strategies and principal risks of each Subsidiary.

(f)	Explain in correspondence whether the financial statements of the subsidiaries will be consolidated with those of the Fund. If not, please explain why not.

Response: The Registrant confirms that the financial statements of the subsidiaries will be consolidated with those of the Fund.

(g)

Confirm in correspondence that each subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: Each Subsidiary and its board of directors will agree to inspection of its books and records by the staff of the Securities and Exchange Commission. Such books and records will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

(h)	Please confirm in correspondence the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Registrant confirms that each subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

(i)

Please confirm the subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Registrant confirms that there is no separate management fees with respect to the Subsidiaries and that any Subsidiary expenses will be included in “Other Expenses” in the Fund’s fee table.

(j)

Please disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response: The Registration Statement has been revised accordingly as set forth below:

“The Fund is the sole shareholder of the Subsidiaries and does not expect shares of the Subsidiaries to be offered or sold to other investors. The Fund does not intend to create or acquire primary control of any entity that primarily engages in investment activities, in securities or other assets, other than the entities that are wholly-owned by the Fund.”

Should the Staff have any questions concerning the above, please call the undersigned at (212) 450-4930.

Very truly yours,

/s/ Gregory S. Rowland

Gregory S. Rowland

cc:   Abby L. Ingber, J.P. Morgan Private Investments, Inc.